UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Landauer, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

51476K 10 3
(CUSIP Number)

KANCHANA WANGKEO LEUNG, ESQ.
GILEAD CAPITAL LP
157 Columbus Avenue, Suite 403
New York, New York 10023

MITCHELL RAAB, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
 (212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON Gilead Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 481,415
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 481,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON Gilead Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 481,415
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 481,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON Jeffrey A. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 481,415
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 481,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 51476K 10 3

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement (defined and described in Item 4 below), Messrs. Jellison and Tobin are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 3.  The remaining Reporting Persons will continue filing as a group, statements on Schedule 13D, with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 10, 2017, the Reporting Persons and the Issuer entered into a support agreement (the “Agreement”), pursuant to which, simultaneously with the execution of the Agreement, the Issuer increased the size of the Board of Directors of the Issuer (the “Board”) from nine (9) to ten (10) members and appointed Jeffrey A. Strong to fill the resulting vacancy.

Also pursuant to the Agreement, the Issuer agreed to, among other things: (i) nominate, recommend and solicit proxies for the election of Mr. Strong at the Issuer’s 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”); (ii) nominate, recommend and solicit proxies for the election of a second independent director (the “Second Independent Nominee”), to be mutually agreed upon with the Reporting Persons, at the 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”), to fill a vacancy expected on the Board at the 2018 Annual Meeting, (iii) appoint Mr. Strong to the Compensation Committee of the Board, simultaneously with the execution of the Agreement, and (iv) if re-elected at the 2018 Annual Meeting, appoint Mr. Strong to the Governance and Nominating Committee of the Board within 15 days thereafter. The Agreement also provides that during the Standstill Period (as defined below), if Mr. Strong is unable to serve as a director, solely due to death or incapacity, the Reporting Persons will be entitled to recommend a substitute person to fill the resulting vacancy, who meets certain independence and experience criteria.

Pursuant to the terms of the Agreement, the Reporting Persons have agreed to, among other things: (i) irrevocably withdraw the Reporting Person’s notice of stockholder nominations of individuals for election as directors at the 2017 Annual Meeting and (ii) abide by certain customary standstill provisions through the date that is thirty (30) days prior to the deadline for the submission of stockholder nominations for directors at the 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting” and such period, the “Standstill Period”) provided, that the Standstill Period will terminate thirty (30) days prior to the deadline for the submission of stockholder nominations for directors at the 2018 Annual Meeting if: (x) the Issuer delivers written notice to the Reporting Persons that the Issuer does not wish to nominate Mr. Strong or any replacement director thereof for re-election at the 2018 Annual Meeting, or (y) the Board fails to agree in writing to nominate for election the Second Independent Nominee at the 2018 Annual Meeting.  The Reporting Persons have also agreed not to take certain actions relating to extraordinary matters (as detailed in the Agreement) until the date that is thirty (30) days prior to the deadline for the submission of stockholder nominations for directors at the 2020 Annual Meeting of Stockholders.

CUSIP NO. 51476K 10 3

During the Standstill Period, the Reporting Persons have agreed to vote: (i) in favor of each director nominated and recommended by the Board for election at any such meeting; (ii) against any stockholder nominations for director that are not approved and recommended by the Board for election at any such meeting and against any proposals or resolutions to remove any member of the Board and (iii) in accordance with the recommendations by the Board on all other proposals of the Board set forth in the Issuer’s proxy statements.

The following description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Agreement in Item 4 above is hereby incorporated by reference.

On January 11, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Support Agreement by and among Gilead Capital LP, Gilead Capital GP LLC, Jeffrey A. Strong and Landauer, Inc., dated January 10, 2017.

99.2	Joint Filing Agreement by and among Gilead Capital LP, Gilead Capital GP LLC and Jeffrey A. Strong, dated January 11, 2017.

CUSIP NO. 51476K 10 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2017

Gilead Capital LP

By:	Gilead Capital GP LLC General Partner

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Partner

Gilead Capital GP LLC

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

/s/ Jeffrey A. Strong
Jeffrey A. Strong